Exhibit 99.1

Q4

2023
EARNINGS RESULTS

Conference Call

Thursday, February 22, 2024
9:00 a.m. (Mexico City Time)
10:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:

International Toll-Free:	**+1 (888) 350-3870**
International Toll:	**+1 (646) 960-0308**
International Numbers:	**https://events.q4irportal.com/custom/access/2324/**
Participant Code:	**1849111**
Webcast:	**https://events.q4inc.com/attendee/980213268**

The replay will be available two hours after the call has ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx

Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx

Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, February 21, 2024 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the fourth quarter ended December 31, 2023. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.

Full Year and Q4 2023 Highlights

•	Vesta delivered outstanding financial results for the full year 2023, achieving US$ 214.5 million in total income; a 20.5% year over year increase exceeding the upper range of its 19-20% revenue guidance for the full year 2023. 2023 Adjusted NOI margin[1] and Adjusted EBITDA margin[2] reached 94.6% and 82.0%, respectively, both of which exceeded guidance. Vesta FFO ended 2023 with US$ 127.9 million; a 23.6% increase compared to US$ 103.5 million in 2022.

•	Vesta achieved strong leasing activity in 2023, reaching a total of 7.9 million sf; 4.5 million sf in new leases and 3.4 million in lease renewals, with a six-year average weighted lease life.

•	Fourth quarter 2023 leasing activity reached 2.7 million sf: 1.7 million sf in new contracts with top quality companies such as Foxconn, Tesla, BRP, among others, and 1.0 million sf in lease renewals. Vesta’s fourth quarter 2023 total portfolio occupancy reached 93.4%, while stabilized and same-store occupancy reached 96.7% and 97.0%, respectively.

•	2023 renewals and re-leasing reached 4.1 million sf, with a weighted average spread of 6.5%. Same-store NOI increased by 9.5% in 2023.

•	2023 new construction totaled 3.2 million square feet, at a 10.1% weighted average yield on cost. Vesta’s current construction in progress reached 3.1 million sf by the end of the fourth quarter 2023, representing an estimated investment of US$ 267.1 million and a 9.8% yield on cost, in markets including Mexico City, Ciudad Juarez and Bajio region.

•	Vesta successfully closed a US$ 148.8 million follow-on ADS offering in December 2023, ending the year with a strong balance sheet also with benefit of the Company’s successful July 5, 2023 IPO. This was reflected in 2.4x Net Debt to EBITDA and a 24.1% LTV.

•	Vesta completed the acquisition of an 81 thousand sf facility located in Toluca, State of Mexico during the fourth quarter 2023, leased to a tier-1 supplier to the neighboring Stellantis automotive plant. The property was acquired for US $25.3 million, equivalent to an estimated 8.5% cap rate.

•	During the fourth quarter 2023 and aligned with the Company’s asset recycling strategy, Vesta sold a 313 thousand sf building in Tijuana, Baja California for US $37.0 million, which represents an estimated 6.5% cap rate over market rent and 4.0% cap rate over in-place rent Net proceeds will be used partially to pay down Vesta’s current debt, taxes and other corporate uses.

1 Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers

2 Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

Net proceeds will be used partially to pay down Vesta’s current debt, taxes and other corporate uses.

•	During the fourth quarter, Vesta sold 8.5 hectares of land in Aguascalientes for US$ 5.1 million.

•	Vesta strengthened the social and environmental pillars of its strategy during 2023, including 1) prepared the Company’s first Human Rights Risk Assessment 2) implemented a Level One and Level Two Diagnosis for Vesta’s parks and offices as is required for ISO 14001:2015 Certification; 3) began implementation of sustainable taxonomy (Mexican and EU); 4) completed a biodiversity assessment based on TNFD Standards; 5) aligned with IFRS ESG Standards (S1 & S2); 6) finalized a climate change strategy (Physical and Transitional Analysis) emissions inventory; 7) and rebuilt the Company’s social investment strategy.

•	Vesta was also included within the S&P/BMV Total ESG Mexico Index in 2023, for the fourth consecutive year, and was included within the S&P Global Sustainability Yearbook for the second consecutive year. Further, Vesta remains on track to achieve its targets related to the sustainability-linked bond issued at the beginning of 2021, having ended 2023 with seven new LEED certified buildings. Finally, Vesta was recognized as an Edge Champion for square footage certified with Edge Certification in 2023.

Guidance 2024

Vesta expects revenues to increase between 16-17% in 2024 with a 94.0% NOI margin and an 83.0% EBITDA margin, while maintaining the Company´s solid performance across key operational metrics.3

				12 months
Financial Indicators (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Total Rental Income	55.9	47.4	17.9	214.5	178.0	20.5
Total Revenues (-) Energy	54.0	46.2	17.0	212.5	176.8	20.2
Adjusted NOI	53.0	44.3	19.7	201.2	168.7	19.2
Adjusted NOI Margin %	98.1%	95.9%		94.6%	95.5%
Adjusted EBITDA	44.1	39.4	12.0	174.2	149.9	16.2
Adjusted EBITDA Margin %	81.7%	85.4%		82.0%	84.8%
EBITDA Per Share	0.0520	0.0573	(9.2)	0.2266	0.2160	4.9
Total Comprehensive Income	112.3	84.6	32.7	324.5	252.5	28.5
Vesta FFO	32.6	27.2	20.0	127.9	103.5	23.6
Vesta FFO Per Share	0.0384	0.0395	(2.7)	0.1664	0.1492	11.6
Vesta FFO (-) Tax Expense	14.4	13.2	9.3	36.0	61.6	(41.5)
Vesta FFO (-) Tax Expense Per Share	0.0170	0.0192	(11.4)	0.0468	0.0887	(47.2)
Diluted EPS	0.1323	0.1229	7.6	0.4221	0.3638	16.0
Shares (average)	848.7	688.2	23.3	768.8	694.3	10.7

3 These amounts are estimates and are based on management’s current expectations. Amounts are subject to change and Vesta undertakes no responsibility to update this outlook. The Company is unable to present a quantitative reconciliation of expected NOI margin and expected Adjusted EBITDA margin which are forward-looking non-IFRS measures, because the Company cannot reliably predict certain of their necessary components, such as gain on revaluation of investment property, exchange gain (loss) – net, or gain on sale of investment property, among others.

3

•	Fourth quarter 2023 revenue reached US$ 55.9 million; a 17.9% year on year increase from US$ 47.4 million in the fourth quarter 2022, primarily due to US$ 8.3 million in new revenue-generating contracts and a US$ 1.9 million inflationary benefit on fourth quarter 2023 results. Fourth quarter 2023 Adjusted NOI and EBITDA margins reached 98.1% and 81.7%, respectively.

•	Fourth quarter 2023 Adjusted Net Operating Income (Adjusted NOI) 4 increased 19.7% to US$ 53.0 million, compared to US$ 44.3 million in the fourth quarter 2022. The fourth quarter 2023 Adjusted NOI margin was 98.1%; a 220-basis-point year on year increase due to lower property-related costs.

•	Fourth quarter 2023 Adjusted EBITDA 5 increased 12.0% to US$ 44.1 million, as compared to US$ 39.4 million in the fourth quarter 2022. The Adjusted EBITDA margin was 81.7%; a 365-basis-point decrease primarily due to the peso appreciation relative to the same period last year, which in turn impacted Vesta´s employee’s benefits, auditing, legal and consulting expenses.

•	Fourth quarter 2023 Vesta funds from operations (Vesta FFO) increased by 20.0% to US$ 32.6 million, from US$ 27.2 million in 2022. Vesta FFO per share was US$ 0.0384 for the fourth quarter 2023 compared with US$ 0.0395 for the same period in 2022; a 2.7% decrease resulting from the Company’s December 2023 follow-on issuance. Fourth quarter 2023 Vesta FFO excluding current tax expense was US$ 14.4 million compared to US$ 13.2 million in the fourth quarter 2022, due to higher profit with a lower interest expense in the fourth quarter 2023 relative to the same period in 2022.

•	Fourth quarter 2023 total comprehensive gain was US$ 112.3 million, versus US$ 84.6 million in the fourth quarter 2022. This increase was primarily due to increased revenues, higher gain on the revaluation of investment properties and a positive effect from income tax gain for the fourth quarter 2023.

•	The total value of Vesta’s investment property portfolio was US$ 3.2 billion as of December 31, 2023; a 17.3% increase compared to US$ 2.7 billion at the end of December 31, 2022.

4 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers

5 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

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Letter from the CEO

2023: A Year of Growth, Execution, Milestones and Discipline

2023 was a year of tremendous opportunity and growth for Vesta. The dynamic landscape underscored the value of agile adaptability and quick decision making in light of transformative geopolitical shifts and monetary policy actions that are keeping inflation anchored. Climate change risk, and the impact of Artificial Intelligence (AI) on human progress, are also forcing solutions through innovation.

While China has taken a back seat in the global economy- facing U.S. sanctions, rising wages and supply chain challenges- Mexico has evolved into higher-value processes, attracting new capital inflows to our country and continuing to profit from the nearshoring trend. And for the first time ever, Mexico’s exports to the U.S. have surpassed those from China.

Vesta has also demonstrated the importance of well-planned strategy, long-term vision, strong corporate governance, and stakeholder trust. We proudly secured access to the world’s most relevant capital market in 2023 by raising almost $600 million dollars through the NYSE IPO of Vesta ADSs, and a follow-on shortly after, enabling investors to continue investing in the nearshoring trend.

Strong fundamentals reflect a market where demand for premium Industrial Real Estate and truly outstanding asset quality continues to surpass supply, driving occupancy and rent increases to record highs- also with expanding renewal spreads. Vesta ended the year with sustained strength: 2023 leasing activity reached almost 8.0 million square feet, 4.5 million square feet of which resulted from new leases and re-leasing- a record high for our Company- with multinational clients such as Tesla, Eaton, Foxconn and BRP, among others. 3.4 million of our 2023 leasing was in renewals and weighted average re-leasing spreads reached 6.5% with some markets, particularly in northern Mexico, achieving re-leasing spreads of over 20%.

Close client relationships and deep local experience provides us with a unique and privileged ability to anticipate opportunities to drive Vesta’s development pipeline, supported by a strong balance sheet. In 2023 Vesta delivered almost 4.0 million square feet in new buildings, began construction on 3.2 million square feet and completed an opportunistic acquisition of 81 thousand square feet in Toluca, within the State of Mexico, aligned with our Level 3 growth plan, presented in June, to reach almost 50.0 million square feet by 2025. Our investment process is disciplined and based on twenty-five years of experience in the market, strategically allocating capital to the markets that matter most. We ended the fourth quarter with a total development pipeline of 3.1 million sf at an expected investment of US$ 267.1 million and an average cap rate of 9.8%.

We continue selectively and strategically executing Vesta’s asset recycling strategy, also aligned with our Level 3 strategy. Vesta sold a 313 thousand square foot building in Tijuana, Baja California for US $37.0 million during the fourth quarter, which reflects a 6.5% cap rate over market rent and 4.0% cap rate over in-place rent. We also sold 8.5 hectares of land in Aguascalientes for US$ 5.1 million during the quarter.

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Finally, Vesta again delivered exceptional financial results, with 2023 revenues increasing more than 20% to US$ 215 million and Adjusted NOI and EBITDA margins of 94.6% and 82.0%, respectively. Full Year 2023 Vesta FFO reached US$ 127.9 million, a 23.6% year on year increase. And we invested more than US$ 263 million in innovative, best-in-class projects throughout the year.

Vesta’s dynamism and agility is part of our deeply ingrained corporate culture of turning barriers into opportunities and focusing on our goal, not on obstacles. We continue to strengthen our business model and the operating and technology models that enable it.

Moreover, Vesta will continue successfully executing in a dynamic market backdrop, focusing on the most relevant markets and developing state-of-the-art buildings for a diversified portfolio of high-profile clients. Our strong presence on the ground positions us to continue delivering exceptional results, focusing only on strategic and profitable growth.

As we embark on the year ahead, I’d like to note that 2024 is the final year of what has shown to be strong execution on our Level 3 strategy. We look forward to presenting our plan for the next phase of our journey, and continued evolution, at our 2024 Vesta Day. The team is committed to further value creation for all our Vesta stakeholders.

Thank you for your continued support,

Lorenzo D. Berho

CEO

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Fourth Quarter Financial Summary

Consolidated Statutory Accounts

The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.

All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Fourth quarter 2023 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.

Revenues

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	53.0	44.7	18.5	200.3	168.7	18.7
Reimbursable building services	1.0	1.5	(33.0)	11.2	8.1	39.5
Energy Income	1.9	1.3	53.6	1.9	1.3	53.6
Management Fees	0.1	0.0	0.0	1.0	0.0	NA
Total Revenues	55.9	47.4	17.9	214.5	178.0	20.5
Total Operating Property Costs	(4.9)	(3.8)	29.6	(18.2)	(11.4)	59.7
Related to properties that generate rental income	(3.2)	(2.8)	11.7	(13.5)	(8.9)	50.7
Costs related to properties	(1.0)	(1.9)	(45.2)	(11.4)	(8.0)	41.6
Costs related to energy	(2.1)	(0.9)	132.0	(2.1)	(0.9)	132.0
Related to properties that did not generate rental income	(1.7)	(0.9)	83.5	(4.8)	(2.5)	91.9
Adjusted Net Operating Income	53.0	44.3	19.7	201.2	168.7	19.2

Vesta’s fourth quarter total revenues increased 17.9% to US$ 55.9 million in the fourth quarter 2023, from US$ 47.4 million in the fourth quarter 2022. The US$ 8.5 million rental revenue increase was primarily due to: [i] a US$ 8.3 million, or 17.4%, increase from space rented in the fourth quarter of 2023 which had previously been vacant in the fourth quarter of 2022; [ii] a US$ 1.9 million, or 4.1%, increase related to inflationary adjustments on rented property in the fourth quarter of 2023; [iii] a U$ 0.7 million, or 1.4%, increase in energy income, from charges to tenants for their energy use; [iv] a US$ 0.6 million, or 1.3%, increase in rental income due to the conversion of peso-denominated rental income into US dollars; [v] a US$ 0.1 million management fee increase related to tenant improvements (TIs) to Vesta developments.

Vesta’s fourth quarter 2023 rental revenue results were partially offset by: [i] a US$ 2.5 million, or 5.2%, decrease related to lease agreements which expired and were not renewed during the fourth quarter 2023; [ii] a US$ 0.5 million, or 1.0%, decrease in other income which represents reimbursements for expenses paid

7

by Vesta on behalf of clients but not considered to be rental revenue; and [iii] US$ 0.1 million, or 0.3% from properties sold during the fourth quarter.

87.8% of Vesta’s fourth quarter 2023 rental revenues were US dollar denominated and indexed to the US Consumer Price Index (CPI), an increase from 87.2% in the fourth quarter 2022. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

Property Operating Costs

Vesta’s fourth quarter 2023 total operating costs reached US$ 4.9 million, compared to US$ 3.8 million in the fourth quarter 2022; a US$ 1.1 million, or 29.6%, increase due to increased costs related to both rental income generating and non-rental income generating properties.

During the fourth quarter 2023, costs related to investment properties generating rental revenues amounted to US$ 3.2 million, compared to US$ 2.8 million for the same period in 2022. This was primarily attributable to an increase in costs related to energy which increase to US$ 2.1 million in fourth quarter 2023, from US$ 0.9 million in fourth quarter 2022; while other costs related to properties decrease to US$ 1.0 million in fourth quarter, from US$ 1.9 million in fourth quarter 2022.

Costs from investment properties which did not generate rental revenues during the fourth quarter 2023 increased to US$ 1.7 million, from US$ 0.9 million for the same period of 2022. This was primarily due to an increase in real estate taxes, maintenance and other property related expenses such as general administrative services for the Vesta Parks.

Adjusted Net Operating Income (Adjusted NOI) 6

Fourth quarter Adjusted Net Operating Income increased 19.4% to US$ 53.0 million year on year with a 220-basis-point NOI margin increase, to 98.1%, resulting from higher rental income and lower costs associated with rental income generating properties excluding both income and costs related to energy.

General and Administrative Expenses

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
General and administration Expenses	(8.8)	(5.6)	58.3	(30.1)	(23.0)	31.3
Stock-based compensation Expenses	1.7	1.7	2.5	8.0	6.7	20.3
Depreciation	(0.6)	(0.4)	49.7	(1.6)	(1.5)	7.8
Adjusted EBITDA	44.1	39.4	12.0	174.2	149.9	16.2

6 NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers

8

Fourth quarter 2023 administrative expenses totaled US$ 8.8 million, compared to US$ 5.6 million in the fourth quarter of 2022: a 58.3% increase. The increase is due to the peso appreciation relative to the same period last year, which in turn impacted Vesta´s employee’s benefits, auditing, legal and consulting expenses, as well an increase in Vesta’s stock-based compensation during the fourth quarter of 2023.

The expense related to the share-based payment of Vesta’s compensation plan amounted to US$ 1.7 million for the fourth quarter of 2023. For more detailed information on Vesta’s expenses, please see Note 21 within the Company’s Financial Statements.

Depreciation

Depreciation during the fourth quarter of 2023 was US$ 0.6 million, compared to US$ 0.4 million in the fourth quarter of 2022. This was related to office space and office equipment depreciation during the quarter and the amortization of Vesta´s operating systems.

Adjusted EBITDA 7

Fourth quarter 2023 Adjusted EBITDA increased 12.0% to US$ 44.1 million, from US$ 39.4 million in the fourth quarter 2022, while the EBITDA margin decreased 365-basis-points to 81.7%, as compared to 85.4% for the same period of last year. This decrease was due to higher costs and expenses during the fourth quarter.

Other Income and Expense

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Other Income and Expenses
Interest income	3.9	1.1	2.5	9.4	2.6	2.6
Other (expenses) income	(0.7)	0.3	(3.2)	1.7	1.0	0.8
Other income energy	0.4	0.0	na	0.4	0.0	na
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.6)	(12.3)	(0.1)	(46.3)	(46.4)	(0.0)
Exchange gain (loss)	2.7	2.3	0.2	8.9	1.9	3.6
Gain from properties sold	(0.5)	0.0	na	(0.5)	5.0	(1.1)
Gain on revaluation of investment properties	63.9	45.7	0.4	243.5	185.5	0.3
Total other income (expenses)	58.1	37.1	0.6	217.1	149.7	0.5

Total fourth quarter 2023 other income reached US$ 58.1 million, compared to US$ 37.1 million in other income at the end of the fourth quarter 2022, an increase primarily due to increased interest income and higher gain on revaluation of investment properties.

7 EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers

9

Fourth quarter 2023 interest income increased to US$ 3.9 million year on year, from US$ 1.1 million in fourth quarter 2022, due to a higher cash position resulting from the Company's equity raise and follow-on, as well as higher interest rates during the quarter.

Fourth quarter 2023 other expense resulted in a US$ 0.7 million loss due to the net result of the Company’s other accounting expenses.

Fourth quarter 2023 other net income energy resulted in a US$ 0.4 million margin, this other net income includes energy provided to companies that are not clients of Vesta.

Fourth quarter 2023 interest expense decreased to US$ 11.6 million, from US$ 12.3 million for the same quarter in 2022, reflecting a lower debt balance.

Vesta’s fourth quarter 2023 foreign exchange gain was US$ 2.7 million, compared to a US$ 2.3 million gain in fourth quarter 2022. This gain relates primarily to sequential currency movement in Vesta’s dollar-denominated debt balance during fourth quarter 2023 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

Vesta sold properties during the fourth quarter 2023, resulting in a US$ 0.5 million loss due to the discrepancy between the properties’ valuation and the price for which they were sold.

Fourth quarter 2023 valuation of investment properties resulted in a US$ 63.9 million gain, compared to a US$ 45.7 million gain in the fourth quarter of 2022. This year-on-year increase is driven by an increase in the portfolio and by increased market rents.

Profit Before Income Taxes

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Profit Before Income Taxes	99.8	74.8	33.4	381.6	291.8	30.8
Income Tax Expense	14.0	3.9	na	(65.0)	(48.2)	34.8
Current Tax	(18.2)	(13.9)	0.3	(92.0)	(42.0)	119.0
Deferred Tax	32.1	17.8	0.8	27.0	(6.2)	(532.1)
Profit for the Period	113.8	78.7	na	316.6	243.6	30.0
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(1.6)	5.9	(1.3)	7.9	8.9	(0.1)
Total Comprehensive Income for the period	112.3	84.6	0.3	324.5	252.5	0.3

Due to the above factors, fourth quarter 2023 profit before income tax amounted to US$ 99.8 million, compared to US$ 74.8 million for the same quarter last year.

Income Tax Expense

Vesta reported a US$ 14.0 million income tax expense, compared to a US$ 3.9 million income in the fourth quarter 2022. The fourth quarter 2023 current tax expense was US$ 18.2 million, compared to a US$ 13.9

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million expense in fourth quarter 2022, an increase due to a higher exchange rate related current tax during fourth quarter 2023.

Deferred taxes primarily reflect: [i] the effect on the Company’s balance sheet of the exchange rate used to convert taxable assets from Mexican pesos (including the monetary value of Vesta’s investment properties and the amortized tax loss benefits ) into U.S. dollars at the end of the fourth quarter 2023 and 2022; [ii] the impact of an inflationary benefit on the tax base of the Company’s fiscal assets, in keeping with Mexican income tax laws; and, [iii] the recognition of the fair value of investment properties for accounting purposes, as tax assessed on these assets is based on their historical cost which is then appreciated.

Fourth Quarter 2023 Profit

Due to the above, the Company’s fourth quarter 2023 profit was US$ 113.8 million, compared to US$ 78.7 million profit in the fourth quarter 2022.

Total Comprehensive Income (Loss) for the Period

Vesta closed the fourth quarter 2023 with US$ 112.3 million in total comprehensive income gain, compared to a US$ 84.6 million gain at the end of the fourth quarter of 2022, due to the above factors. This comprehensive income was partially offset by a US$ 1.6 million comprehensive loss in exchange differences on translating other functional currency operations.

Funds from Operations (FFO)

				12 months
FFO Reconciliation (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Profit for the year	113.8	78.7	44.6	316.6	243.6	na
Gain on revaluation of investment properties	(63.9)	(45.7)	39.8	(243.5)	(185.5)	31.3
Gain in sell properties	0.5	0.0	na	0.5	(5.0)	na
FFO	50.4	33.0	52.7	73.6	53.1	38.7
Stock-based compensation expense	1.7	1.7	2.5	8.0	6.7	20.3
Exchange Gain (Loss)	(2.7)	(2.3)	20.2	(8.9)	(1.9)	359.1
Depreciation	0.6	0.4	49.7	1.6	1.5	7.8
Other income	0.7	(0.3)	(318.6)	(1.7)	(1.0)	82.2
Other income energy	(0.4)	0.0	na	(0.4)	0.0	na
Energy	0.2	(0.4)	na	0.2	(0.4)	na
Interest income	(3.9)	(1.1)	254.9	(9.4)	(2.6)	256.5
Income Tax Expense	(14.0)	(3.9)	261.3	65.0	48.2	34.8
Vesta FFO	32.6	27.2	20.0	127.9	103.5	23.6
Vesta FFO per share	0.0384	0.0395	(2.7)	0.1664	0.1492	11.6
Current Tax	(18.2)	(13.9)	30.2	(92.0)	(42.0)	na
Vesta FFO (-) Tax Expense	14.4	13.2	9.3	36.0	61.6	(41.5)
Vesta FFO (-) Tax Expense per share	0.0170	0.0192	(11.4)	0.0468	0.0887	(47.2)

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Fourth quarter 2023 Vesta Funds from Operations (Vesta FFO) after tax expense resulted in a US$ 14.4 million, or US$ 0.0170 per share, gain compared with a US$ 13.2 million, or US$ 0.0192 per share, gain for fourth quarter 2022.

Vesta FFO for the fourth quarter 2023, reached US$ 32.6 million; a 20.0% increase compared with US$ 27.2 million in fourth quarter 2022.

The current tax associated with the Company’s operations resulted in a US$ 18.2 million expense. The exchange-rate related portion of the current tax represented a US$ 6.2 million expense, the taxes from the portfolio sold represent US$ 9.0 million expense and the current operating tax represented a US$ 3.0 million expense.

Current Tax Expense	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Operating Current Tax	(10.6)	(9.6)	(15.0)	(3.0)
Exchange Rate Related Current Tax	(10.2)	(11.9)	(16.5)	(6.2)
Portfolio sold	NA	NA	NA	(9.0)
Total Current Tax Expense	(20.7)	(21.5)	(31.6)	(18.2)

Accumulated Current Tax Expense	3M 2023	6M 2023	9M 2023	12M 2023
Operating Current Tax	(10.6)	(20.1)	(35.2)	(38.1)
Exchange Rate Related Current Tax	(10.2)	(22.1)	(38.6)	(44.8)
Portfolio sold	NA	NA	NA	(9.0)
Total Current Tax Expense	(20.7)	(42.2)	(73.8)	(92.0)

Capex

Investing activities during the fourth quarter of 2023 were primarily related to payments for works in progress in the construction of new buildings in the Northern, Bajio and Central regions reflected in a US$ 67.4 million total expense.

Debt

As of December 31, 2023, the Company´s overall balance of debt was US$ 915.2 million, of which US$ 69.6 million is related to short-term liabilities and US$ 845.6 million is related to long-term liabilities. The secured portion of the debt is approximately 32% of total debt and is guaranteed by some of the Company’s investment properties, as well as by the related income derived from these properties. As of fourth quarter 2023, 100% of Vesta’s debt was denominated in US dollars and 100% of its interest rate was fixed.

Stabilized Portfolio

Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.

12

Under the "operating portfolio" calculation, the measure will include properties that have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	Q4 2022			Q4 2023
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	7,178,604	21.3%	1,334	7,179,938	20.0%
Bajio	16,183,191	48.0%	1,613,165	17,796,356	49.6%
North	10,352,575	30.7%	518,619	10,871,194	30.3%
Total	33,714,370	100%	2,133,118	35,847,488	100%

	Q4 2022		Q4 2023
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,110,781	99.1%	6,978,521	97.2%
Bajio	15,028,352	92.9%	16,976,381	95.4%
North	9,914,893	95.8%	10,691,756	98.3%
Total	32,054,026	95.1%	34,646,658	96.7%

Same-Store Portfolio

Based on the updated calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This amended definition is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q4 2022			Q4 2023
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	6,991,487	22.5%	188,451	7,179,938	22.1%
Bajio	14,816,411	47.7%	1,026,433	15,842,844	48.7%
North	9,255,796	29.8%	264,230	9,520,026	29.3%
Total	31,063,694	100%	1,479,114	32,542,808	100%

	Q4 2022		Q4 2023
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	6,923,664	99.0%	6,978,521	97.2%
Bajio	14,001,540	94.5%	15,262,119	96.3%
North	9,255,796	100.0%	9,340,588	98.1%
Total	30,181,000	97.2%	31,581,228	97.0%

13

Total Portfolio

As of December 31, 2023, the Company’s portfolio was comprised of 213 high-quality industrial assets, with a total gross leased area (“GLA”) of 37.3 million sf (3.5 million square meters “m2”) and with 87.8% of the Company’s income denominated in US dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

	Q3 2023		Q4 2023
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	7,179,938	19.5%	0	7,179,938	19.3%
Bajio	17,341,893	47.0%	685,715	18,027,608	48.4%
North	12,384,129	33.6%	-313,549	12,070,580	32.4%
Total	36,905,960	100%	372,166 *	37,278,126	100%

* Adjusted by changes in the initial size of the portfolio.

Total Vacancy

Vesta’s property portfolio had a 6.6% vacancy rate as of December 31, 2023.

	Q3 2023		Q4 2023
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	198,401	2.8%	201,417	2.8%
Bajio	1,329,732	7.7%	1,051,227	5.8%
North	1,248,896	10.1%	1,225,772	10.2%
Total	2,777,029	7.5%	2,478,416	6.6%

14

Projects Under Construction

Vesta is currently developing 3,101,652 sf (288,153 m2) in inventory and BTS buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Juárez Oriente 3	279,022	25,922	23,530	Inventory	Jul-24	Ciudad Juárez	North Region
Juárez Oriente 4	226,257	21,020	17,535	Inventory	Jul-24	Ciudad Juárez	North Region
Juárez Oriente 5	210,800	19,584	16,651	BTS	Jun-24	Ciudad Juárez	North Region
Aguascalientes 3	200,318	18,610	12,110	Inventory	Jul-24	Aguascalientes	Bajio Region
San Luis Potosí 4	262,532	24,390	15,799	Inventory	Jul-24	SLP	Bajio Region
Tres Naciones 10	131,571	12,223	8,323	Inventory	May-24	SLP	Bajio Region
Thyssen Exp	77,717	7,220	5,668	BTS	Jun-24	SMA	Bajio Region
Querétaro 6	214,760	19,952	12,326	BTS	Jan-24	Querétaro	Bajio Region
Querétaro 7	268,367	24,932	15,916	Inventory	Sep-24	Querétaro	Bajio Region
La Villa	213,065	19,794	32,098	Inventory	May-24	Valle de México	Central Region
Punta Norte 1	845,957	78,592	88,487	Inventory	Dec-24	Valle de México	Central Region
Punta Norte 2	171,286	15,913	18,650	Inventory	Oct-24	Valle de México	Central Region
Total	3,101,652	288,153	267,091

(1) Investment includes proportional cost of land and infrastructure.

 Land Reserves

The Company had 30.9 million sf in land reserves as of December 31, 2023.

	September 30, 2023	December 31, 2023
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	0	0	na
Monterrey	4,392,285	4,392,285	0.0%
Juárez	0	0	na
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	5,163,676	5,209,421	0.9%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	12,543,707	11,628,775	-7.3%
SMA	3,870,234	3,597,220	-7.1%
Guadalajara	0	0	na
Puebla	92,548	92,548	0.0%
Mexico City	0	0	na
Total	32,023,121	30,880,920	-3.6%

15

Summary of 12-Month 2023 Results

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	53.0	44.7	18.5	200.3	168.7	18.7
Other Income	1.0	1.5	(33.0)	11.2	8.1	39.5
Energy Income	1.9	1.3	53.6	1.9	1.3	53.6
Management Fees	0.1	0.0	0.0	1.0	0.0	NA
Total Revenues	55.9	47.4	17.9	214.5	178.0	20.5
Total Operating Property Costs	(4.9)	(3.8)	29.6	(18.2)	(11.4)	59.7
Related to properties that generate rental income	(3.2)	(2.8)	11.7	(13.5)	(8.9)	50.7
Costs related to properties	(1.0)	(1.9)	(45.2)	(11.4)	(8.0)	41.6
Costs related to energy	(2.1)	(0.9)	132.0	(2.1)	(0.9)	132.0
Related to properties that did not generate rental income	(1.7)	(0.9)	83.5	(4.8)	(2.5)	91.9
Adjusted Net Operating Income	53.0	44.3	19.7	201.2	168.7	19.2
General and administrative Expenses	(8.8)	(5.6)	58.3	(30.1)	(23.0)	31.3
Stock-based compensation expense	1.7	1.7	2.5	8.0	6.7	20.3
Depreciation	(0.6)	(0.4)	49.7	(1.6)	(1.5)	7.8
Adjusted EBITDA	44.1	39.4	12.0	174.2	149.9	16.2
Other Income and Expenses
Interest income	3.9	1.1	2.5	9.4	2.6	2.6
Other (expenses) income	(0.7)	0.3	(3.2)	1.7	1.0	0.8
Other net income energy	0.4	0.0	na	0.4	0.0	na
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.6)	(12.3)	(0.1)	(46.3)	(46.4)	(0.0)
Exchange gain (loss)	2.7	2.3	0.2	8.9	1.9	3.6
Gain from properties sold	(0.5)	0.0	na	(0.5)	5.0	(1.1)
Gain on revaluation of investment properties	63.9	45.7	0.4	243.5	185.5	0.3
Total other income (expenses)	58.1	37.1	0.6	217.1	149.7	0.5
Profit Before Income Taxes	99.8	74.8	33.4	381.6	291.8	30.8
Income Tax Expense	14.0	3.9	na	(65.0)	(48.2)	34.8
Current Tax	(18.2)	(13.9)	0.3	(92.0)	(42.0)	119.0
Deferred Tax	32.1	17.8	0.8	27.0	(6.2)	(532.1)
Profit for the Period	113.8	78.7	na	316.6	243.6	30.0
Exchange differences on translating other functional currency operations	(1.6)	5.9	(1.3)	7.9	8.9	(0.1)
Total Comprehensive Income for the period	112.3	84.6	0.3	324.5	252.5	0.3
Shares (average)	848.7	688.2	23.3	768.8	694.3	10.7
Diluted EPS	0.1323	0.1229		0.4221	0.3638

Revenues increased 20.5% to US$ 214.5 million for the year 2023, compared to US$ 178.0 million in 2022, while operating costs increased to US$ 18.2 million, or 59.7%, compared to US$ 11.4 million in 2022, due to the increase in expenses related to those properties which generate income as well as those which did not generate rental income. Adjusted Net operating income for 2023 was US$ 201.2 million compared to US$ 168.7 million in the same period of 2022.

16

At the close of December 31, 2023, general and administrative expenses increased by 31.3% to US$ 30.1 million in 2023, from US$ 23.0 million in 2022, primarily due to increased expenses related to employee benefits, auditing, legal and consulting expenses and to Vesta´s stock-based compensation.

Total other income for the twelve months of 2023 was US$ 217.1 million, compared to US$ 149.7 million in the prior year. The result reflects an increase in interest income, exchange gain and a gain on the revaluation of investment properties.

The Company’s profit before tax therefore amounted to US$ 381.6 million for 2023.

Income tax for the twelve months ending December 31, 2023 resulted in a US$ 65.0 million expense, compared to US$ 48.2 million expense for the same period 2022. This year-on-year increase was primarily due to a higher current tax during 2023.

Profit for 2023 was US$ 316.6 million, compared to US$ 243.6 million in the same period of 2022, due to factors described above.

Vesta ended the twelve-month period ended December 31, 2023 with US$ 324.5 million in total comprehensive income, compared to US$ 252.5 million at the end of the twelve-months of 2022 period, due to the factors previously described. This gain was partially increased by a US$ 7.9 million gain in exchange differences on translating other functional currency operations.

Capex for the year 2023 reached US$ 263.1 million and was related to investment property development.

17

Subsequent Events

Dividends:

Vesta paid a cash dividend for the fourth quarter 2023 equivalent to PS$ 0.29149 per ordinary share on January 15, 2024. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL). This amount was provisioned within the Company’s financial statements at the end of the fourth quarter 2023 as dividends payable.

Dividends per share
Q1 2023	0.3921
Q2 2023	0.3045
Q3 2023	0.3230
Q4 2023	0.2915

Vesta shareholders approved a US$ 60.31 million dividend at its Annual General Shareholders Meeting held on March 30, 2023, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share is determined based on the outstanding number of shares on the distribution date.

18

Appendix: Financial Tables

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2023	Q4 2022	Chg. %	2023	2022	Chg. %
Revenues
Rental income	53.0	44.7	18.5	200.3	168.7	18.7
Other Income	1.0	1.5	(33.0)	11.2	8.1	39.5
Energy Income	1.9	1.3	53.6	1.9	1.3	53.6
Management Fees	0.1	0.0	0.0	1.0	0.0	NA
Total Revenues	55.9	47.4	17.9	214.5	178.0	20.5
Total Operating Property Costs	(4.9)	(3.8)	29.6	(18.2)	(11.4)	59.7
Related to properties that generate rental income	(3.2)	(2.8)	11.7	(13.5)	(8.9)	50.7
Costs related to properties	(1.0)	(1.9)	(45.2)	(11.4)	(8.0)	41.6
Costs related to energy	(2.1)	(0.9)	132.0	(2.1)	(0.9)	132.0
Related to properties that did not generate rental income	(1.7)	(0.9)	83.5	(4.8)	(2.5)	91.9
Adjusted Net Operating Income	53.0	44.3	19.7	201.2	168.7	19.2
General and administrative Expenses	(8.8)	(5.6)	58.3	(30.1)	(23.0)	31.3
Stock-based compensation	1.7	1.7	2.5	8.0	6.7	20.3
Depreciation	(0.6)	(0.4)	49.7	(1.6)	(1.5)	7.8
Adjusted EBITDA	44.1	39.4	12.0	174.2	149.9	16.2
Other Income and Expenses
Interest income	3.9	1.1	2.5	9.4	2.6	2.6
Other (expenses) income	(0.7)	0.3	(3.2)	1.7	1.0	0.8
Other net income energy	0.4	0.0	na	0.4	0.0	na
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(11.6)	(12.3)	(0.1)	(46.3)	(46.4)	(0.0)
Exchange gain (loss)	2.7	2.3	0.2	8.9	1.9	3.6
Gain from properties sold	(0.5)	0.0	na	(0.5)	5.0	(1.1)
Gain on revaluation of investment properties	63.9	45.7	0.4	243.5	185.5	0.3
Total other income (expenses)	58.1	37.1	0.6	217.1	149.7	0.5
Profit Before Income Taxes	99.8	74.8	33.4	381.6	291.8	30.8
Income Tax Expense	14.0	3.9	na	(65.0)	(48.2)	34.8
Current Tax	(18.2)	(13.9)	0.3	(92.0)	(42.0)	119.0
Deferred Tax	32.1	17.8	0.8	27.0	(6.2)	(532.1)
Profit for the Period	113.8	78.7	na	316.6	243.6	30.0
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(1.6)	5.9	(1.3)	7.9	8.9	(0.1)
Total Comprehensive Income for the period	112.3	84.6	0.3	324.5	252.5	0.3
Shares (average)	848.7	688.2	23.3	768.8	694.3	10.7
Diluted EPS	0.1323	0.1229		0.4221	0.3638

19

Consolidated Statements of Financial Position (million)	December 31, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	501.2	139.1
Financial assets held for trading	0.0	0.0
Accounts receivable- net	33.9	30.1
Operating lease receivable	10.1	7.7
Due from related parties	0.0	0.0
Prepaid expenses	21.3	25.3
Guarantee deposits made	0.0	0.0
Total current assets	566.4	202.2
NON-CURRENT
Investment properties	3212.2	2738.5
Leasing Terms	0.8	1.4
Office equipment - net	2.5	1.4
Derivative financial instruments	0.0	0.0
Guarantee Deposits made	10.2	9.6
Total non-current assets	3225.8	2750.9

TOTAL ASSETS	3792.2	2953.2

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	69.6	4.6
Financial leases payable-short term	0.6	0.6
Accrued interest	3.1	3.8
Accounts payable	13.2	16.6
Income tax payable	38.8	14.8
Dividends payable	15.2	14.4
Accrued expenses	7.1	5.2
Total current liabilities	147.6	60.0
NON-CURRENT
Long-term debt	845.6	925.9
Financial leases payable-long term	0.0	0.9
Derivative financial instruments	0.3	0.0
Guarantee deposits received	25.7	18.3
Long-term accounts payable	7.7	7.9
Employees benefits	1.5	0.3
Deferred income taxes	276.9	300.0
Total non-current liabilities	1157.7	1253.3

TOTAL LIABILITIES	1305.2	1313.4

STOCKHOLDERS' EQUITY
Capital stock	591.6	480.6
Additional paid-in capital	934.9	460.7
Retained earnings	989.7	733.4
Share-base payments reserve	3.7	6.0
Foreign currency translation	(33.0)	(40.9)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2487.0	1639.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3792.2	2953.2

20

Consolidated Statements of Cash Flows (million)	December 31, 2023	December 31, 2022
Cash flow from operating activities:
Profit before income taxes	381.6	291.8
Adjustments:
Depreciation	1.0	0.9
Depreciation of right of use assets	0.6	0.6
Gain on revaluation of investment properties	(243.5)	(185.5)
Effect of foreign exchange rates	(1.0)	(1.9)
Interest income	(9.4)	(2.6)
Interest expense	44.3	44.9
Amortization of debt issuance costs	2.0	1.5
Share-based compensation	8.0	6.7
Gain in sale of investment property	0.5	(5.0)
Employee Benefits	1.2	0.3
Income tax benefit from equity issuance costs	8.3	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(2.4)	1.3
Recoverable taxes	(3.8)	(10.7)
Guarantee Deposits made	(1.1)	1.9
Prepaid expenses	4.0	(17.3)
(Increase) decrease in:
Accounts payable	0.0	(1.6)
Accrued expenses	1.9	(10.1)
Guarantee Deposits received	7.3	2.5
Interest received	9.4	2.6
Income Tax Paid	(64.1)	(55.0)
Net cash generated by operating activities	144.8	65.2

Cash flow from investing activities
Purchases of investment property	(263.1)	(269.2)
Acquisition of office furniture	42.1	7.3
Sale of investment property	(2.1)	(0.2)
Net cash used in investing activities	(223.1)	(262.2)

Cash flow from financing activities
Interest paid	(45.0)	(44.8)
Loans obtained	0.0	0.0
Loans Paid	(16.8)	0.0
Cost of debt issuance	0.0	(1.7)
Dividends paid	(59.5)	(57.0)
Repurchase of treasury shares	0.0	(15.6)
Equity issuance	594.4	0.0
Costs of equity issuance	(27.7)	0.0
Repayments of finance leases	(0.6)	(0.6)
Net cash (used in) generated by financing activities	444.7	(119.8)

Effects of exchange rates changes on cash	(4.4)	3.1
Net Increase in cash and cash equivalents	362.0	(313.7)
Cash, restricted cash and cash equivalents at the beginning of period	139.1	453.6
Cash, restricted cash and cash equivalents at the end of period	501.2	139.9

21

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of December 31, 2021	482.86	466.23	547.21	7.15	(49.83)	1453.63
Vested shares	2.01	5.80	0.00	(7.82)	0.00	0.00
Share-based payments	0.00	0.00	(57.43)	0.00	0.00	(57.43)
Dividends declared	0.00	0.00	0.00	6.65	0.00	6.65
Repurchase of shares	(4.25)	(11.35)	0.00	0.00	0.00	(15.60)
Comprehensive income (loss)	0.00	0.00	243.62	0.00	8.92	252.55
Balances as of December 31, 2022	480.62	460.68	733.41	5.98	(40.90)	1639.79
Equity issuance	108.77	466.22	0.00	0.00	0.00	574.99
Vested shares	2.20	8.05	0.00	(10.25)	0.00	(0.00)
Share-based payments	0.00	0.00	(60.31)	0.00	0.00	(60.31)
Dividends payments	0.00	0.00	0.00	8.00	0.00	8.00
Comprehensive income	0.00	0.00	316.64	0.00	7.86	324.50
Balances as of December 31, 2023	591.60	934.94	989.74	3.73	(33.04)	2486.97

22

Notes and Disclaimers

Interim Consolidated Condensed Financial Statements: The figures presented within this release for the three-month periods ending December 31, 2023 and 2022 have not been audited.

Exchange Rate: The exchange rates used for the figures expressed in US dollars (US$) were:

Date	Exchange Rate
Balance Sheet
December 31, 2022	19.362
December 31, 2023	16.894
Income Statement
Q4 2022 (average)	19.699
Q4 2023 (average)	17.583
2022 (average)	20.125
2023 (average)	17.762

“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period

“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.

“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.

“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.

“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.

“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.

“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.

Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.

Percentages may not sum to total due to rounding.

23

Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.

Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

Analyst Coverage

In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokers:

•	Barclays Bank Mexico, S.A.

•	Bank of America

•	BBVA Bancomer S.A.

•	Bradesco BBI Research

•	BTG Pactual US Capital LLC

•	Casa de Bolsa Credit Suisse S.A. de C.V.

•	Casa de Bolsa Santander S.A. de C.V.

•	Citigroup Global Markets Inc.

•	GBM Grupo Bursátil Mexicano S.A. de C.V.

•	Grupo Financiero Interacciones S.A. de C.V.

•	Grupo Signum, S.A. de C.V.

•	Goldman Sachs

•	Itaú Corretora de Valores S.A

•	J.P. Morgan Casa de Bolsa, S.A. de C.V.

•	Morgan Stanley

•	Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of December 31, 2023, Vesta owned 213 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 37.3 million sf (3.5 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.

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Note on Forward-Looking Statements

This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.

Definitions / Discussion of Non-GAAP Financial Measures:

Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology

During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.

We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI

The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

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Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

Adjusted EBITDA margin, NOI margin and Adjusted NOI margin

The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

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	For the Three-Month		12 months
	Period Ended December 31		Cumulative
	2023	2022	2022	2021
	(millions of US$)
Profit for the period	113.8	78.7	316.6	243.6
(+) Total income tax expense	(14.0)	(3.9)	65.0	48.2
(-) Interest income	(3.9)	(1.1)	(9.4)	(2.6)
(-) Other income – net(1)	0.7	(0.3)	(1.7)	(1.0)
(-) Other income energy	(0.4)	0.0	(0.4)	0.0
(+) Finance costs	11.6	12.3	46.3	46.4
(-) Exchange gain (loss) - net	(2.7)	(2.3)	(8.9)	(1.9)
(-) Gain on sale of investment property	0.5	0.0	0.5	(5.0)
(-) Gain on revaluation of investment property	(63.9)	(45.7)	(243.5)	(185.5)
(+) Depreciation	0.6	0.4	1.6	1.5
(+) Long-term incentive plan and Equity plus	1.7	1.7	8.0	6.7
(+) Energy net	0.2	(0.4)	0.2	(0.4)
Adjusted EBITDA	44.1	39.4	174.2	149.9
(+) General and administrative expenses (less depreciation)	8.8	5.6	30.1	23.0
(-) Stock-based compensation expense	(1.7)	(1.7)	(8.0)	(6.7)
NOI	51.2	43.3	196.4	166.2
(+) Property operating costs related to properties that did not generate rental income	1.7	0.9	4.8	2.5
Adjusted NOI	53.0	44.3	201.2	168.7

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(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		12 months
	Period Ended December 31,		Cumulative
	2023	2022	2023	2022
	(millions of US$)
Profit for the period	113.8	78.7	316.6	243.6
(-) Gain on sale of investment property	0.5	0.0	0.5	(5.0)
(-) Gain on revaluation of investment property	(63.9)	(45.7)	(243.5)	(185.5)
FFO	50.4	33.0	73.6	53.1
(-) Exchange gain (loss) – net	(2.7)	(2.3)	(8.9)	(1.9)
(-) Other income – net(1)	0.7	(0.3)	(1.7)	(1.0)
(-) Other income energy	(0.4)	0.0	(0.4)	0.0
(-) Interest income	(3.9)	(1.1)	(9.4)	(2.6)
(+) Total income tax expense	(14.0)	(3.9)	65.0	48.2
(+) Depreciation	0.6	0.4	1.6	1.5
(+) Long-term incentive plan and Equity plus	1.7	1.7	8.0	6.7
(+) Energy net	0.2	(0.4)	0.2	(0.4)
Vesta FFO	32.6	27.2	127.9	103.5

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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